

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

February 6, 2008

VIA U.S. MAIL AND FAX (239) 495-5112
Mr. Marc Fierman
Chief Financial Officer
Source Interlink Companies Inc.
27500 Riverview Center Blvd., Suite 400
Bonita Springs, Florida 34134

      Re: **Source Interlink Companies Inc.**
            Form 10-K for Fiscal Year Ended January 31, 2007
            Filed April 25, 2007
            File No. 1-13437

Dear Mr. Fierman:

     We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                          Sincerely,

                          Larry Spirgel
                          Assistant Director